KENNYHERTZ PERRY ATTORNEYS AT LAW	December 13, 2021

TO:	The B.A.D. ETF
FROM:	Kennyhertz Perry, LLC
RE:	Opinion on the Legal Status of Cannabis Companies Anticipated by the B.A.D. ETF

INTRODUCTION

This letter responds to a request the Listed Funds Trust (the “Trust”) received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission concerning Post-Effective Amendment No. 127 to the Trust’s Registration Statement on Form N-1A filed September 27, 2021 (SEC Accession No. 0000894189-21-006883) (the “Amendment”) to the following series of the Trust: B.A.D. ETF (the “Fund”).

Thematic Investments, LLC (the “Adviser”) has retained Kennyhertz Perry to render this opinion for the benefit of the Fund and its shareholders and, in particular, whether the Fund and its shareholders will violate United States federal and/or state law with respect to the Fund’s investment in Canadian cannabis-related businesses (“CRBs”).1 As described more fully below, it is Kennyhertz Perry’s opinion, subject to the stated assumptions, qualifications and limitations, and as of the date of this opinion, that because the Adviser will only invest in Canadian CRBs, the Fund and its shareholders will not violate the Controlled Substances Act (the “CSA”),2 nor the Money Laundering Control Act (the “MCA”)3 and, as a result, will similarly not violate any state laws for the Fund’s investments in CRBs. Due to the nature of CRBs, it is critically important to recognize that this opinion may be limited by future legislation or caselaw. It is not a guarantee that a regulatory body or court of law will reach any particular result.

FACTUAL BACKGROUND OF THE FUND

It is our understanding that the Fund seeks to provide exposure to a portfolio of (i) betting or gambling companies, (ii) alcohol and cannabis companies, and/or (iii) pharmaceutical companies. Within each business category, the companies are equally weighted, provided, however, the aggregate exposure to cannabis companies will not exceed 10% of the assets of the Fund. Currently, the only contemplated investments in CRBs will be Canadian CRBs that will be purchased on regulated, major stock exchanges, primarily the Nasdaq Stock Market.

If, after acquiring a CRB’s securities, the Adviser identifies or becomes aware that the CRB is no longer compliant under the Canadian Cannabis Act,4 or if the legality of Canadian CRBs changes,
1 It is Kennyhertz Perry’s understanding that the Adviser will not invest in any hemp-related company, so this opinion does not address the legal issues related to hemp.
2 21 U.S.C. § 801, et seq.
3 18 U.S.C. § 1956.
4 Bill C-45
Kennyhertz Perry | 2000 Shawnee Mission Pkwy, Ste. 210 | Mission Woods, KS 66205
816.527.9447 | www.kennyhertzperry.com

KENNYHERTZ PERRY ATTORNEYS AT LAW	December 13, 2021

the Adviser will promptly sell that position. The Adviser provided Kennyhertz Perry with the following companies the Fund may invest in and assumes the Fund will invest in certain companies per the Fund’s investment guidelines: Canopy Growth Corp (CGC US); Cronos Group, Inc. (CRON US); Tilray Inc. Class 2 Common (TLRY US); and Aurora Cannabis, Inc. (ACB US) (together, the “Target Investments”). Kennyhertz Perry examined and relied on records, documents, and information regarding the Target Investments and other information necessary or appropriate to render this opinion.

We have examined the various business relationships/interests of the Target Investments to determine if their businesses violate the CSA or MCA by assessing if they are engaged in the growth, cultivation and/or sale of cannabis in the United States, or subject to any actions or proceedings for violating the CSA or MCA. In this regard, we have reviewed publicly available regulatory and legal filings and information through Westlaw research services.5

LEGAL ANALYSIS

The Fund’s investment in, and involvement with, Canadian CRBs presents several industry-specific risks, including, but not limited to, incongruent and rapidly-evolving laws and regulations; the ongoing maintenance and compliance with the myriad of required licenses; a CRB’s potential loss of, or substantial delay in obtaining the required credentials; and the political environment of CRBs in both the United States and Canada.

Generally, the CSA makes it illegal under federal law to manufacture, distribute, or dispense cannabis, and some states still impose and enforce similar prohibitions in the United States. Notwithstanding the federal ban, 36 states and the District of Columbia have legalized the use of medical cannabis. Additionally, 18 states and the District of Columbia have also legalized the use of recreational cannabis. Because of the disconnect between federal and state laws concerning cannabis manufacturing, distributing, dispensing and use, former United States Deputy Attorney General James M. Cole issued a memorandum (the “Cole Memo”) in 2013 to all U.S. Attorneys guiding federal prosecutors concerning cannabis enforcement under the CSA. The Cole Memo guidance applied to all Department of Justice (“DOJ”) enforcement activity, including civil enforcement and criminal investigations and prosecutions, concerning cannabis in all states.

However, in January 2018, U.S. Attorney General Jeff Sessions announced his decision to rescind the policy advanced in the Cole Memo and allowing federal prosecutors to bring forth criminal cases against, among others, CRBs. The decision to reverse the Cole Memo policy, given the growth of the cannabis industry, caused confusion among CRBs in determining how to conduct their business without running afoul of federal, state, and local laws.
5 Kennyhertz Perry does not express any opinion as to the law of other jurisdictions nor does it render an opinion as to the compliance with any federal, state, or local law, rule, or regulation relating to securities or the sale or issuance thereof.
Kennyhertz Perry | 2000 Shawnee Mission Pkwy, Ste. 210 | Mission Woods, KS 66205
816.527.9447 | www.kennyhertzperry.com

KENNYHERTZ PERRY ATTORNEYS AT LAW	December 13, 2021

While recognizing that prosecutors have considerable discretion to pursue potential cannabis-related offenses under U.S. law, based on our review of caselaw and other authorities, the vast majority of lawsuits filed by prosecutors have focused on CRBs that have violated fraud-related federal law and/or the state and local laws where the CRB is located. Despite this, it’s our understanding the Adviser will only invest Canadian CRBs until there is a federal decriminalization of cannabis or further guidance on the legality of CRBs in the United States.

In Canada, the use of cannabis for recreational purposes became legal across the country in 2018, under the Cannabis Act, allowing a number of cannabis companies to emerge, many of which went public. Indeed, Canadian pot stocks are one of the only ways for U.S. investors to gain exposure to the global expansion of legal cannabis, and the Nasdaq and NYSE allow certain Canadian CRBs that do not sell cannabis in the United States to list their shares. To date, we have found no public records showing any actions against any Canadian exchange-listed company, specific to cannabis by law enforcement.

Further, the SEC appears to have scrutinized the registration statements and other disclosure documents made by Canadian CRBs, including the Target Investments. For instance, the SEC requested changes to Tilray’s public disclosure documents, including increased disclosures regarding the company’s capital structure and risks associated with operating in the cannabis industry, such as compliance with U.S. laws and potential market volatility.6

Finally, we have found nothing in the publicly available resources noted above that suggests any of the Target Investments are engaged in any cannabis touching business in the United States. Moreover, we have found no publicly reported civil, criminal, or regulatory proceedings against any of the Target Investments for a violation of the CSA and/or MCA in the United States. This opinion is only based upon and limited to that publicly available information available from the SEC, SEDAR, and Westlaw docket research.

OPINION

Based on the foregoing and the Adviser’s representation that the Fund will only invest in exchange-traded securities of Canadian CRBs, which do not do businesses in the United States, we believe the Fund would not violate the CSA, MCA, or be subject to DOJ cannabis enforcement because the Fund’s investments are only in exchange-listed Canadian companies, which require compliance with the Cannabis Act. Furthermore, because the Fund will not invest in any business that grows, manufactures, processes, or sells cannabis in the United States, the risk of state law violations is eliminated.

Kennyhertz Perry consents to the filing of this opinion as an exhibit to the Fund’s Registration Statement on Form N-1A, including any amendments and supplements thereto. In giving such consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act, or the rules and regulations of the SEC thereunder.
6 https://www.sec.gov/Archives/edgar/data/1731348/000000000018011638/filename1.pdf
Kennyhertz Perry | 2000 Shawnee Mission Pkwy, Ste. 210 | Mission Woods, KS 66205
816.527.9447 | www.kennyhertzperry.com

KENNYHERTZ PERRY ATTORNEYS AT LAW	December 13, 2021

Sincerely,

/s/ Braden M. Perry

Braden M. Perry
Kennyhertz Perry, LLC
Kennyhertz Perry | 2000 Shawnee Mission Pkwy, Ste. 210 | Mission Woods, KS 66205
816.527.9447 | www.kennyhertzperry.com